EXHIBIT 99.3

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F-2 - F-3

Condensed Interim Consolidated Statements of Operations	F-4

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Deficiency)	F-5 - F-7

Condensed Interim Consolidated Statements of Cash Flows	F-8 - F-9

Notes to Unaudited Condensed Interim Consolidated Financial Statements	F-10 - F-18

- - - - - - - - - - - - - - - - - - -

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		June 30,	December 31,
	Note	2010	2009
		Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$2,903	$3,329
Restricted cash		993	1,076
Short-term bank deposit	5	1,144	3,143
Marketable securities	6	2,649	2,756
Trade receivables		131	72
Other accounts receivable and prepaid expenses		551	557

Total current assets		8,371	10,933

LONG-TERM ACCOUNTS RECEIVABLE		260	502
SEVERANCE PAY FUND		103	92
PROPERTY AND EQUIPMENT, NET		1,376	1,216

		1,739	1,810

Total assets		$10,110	$12,743

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

		June 30,	December 31,
	Note	2010	2009
		Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loan and current maturities of capital lease		$108	$125
Trade payables		849	654
Other accounts payable and accruals		1,495	1,526

Total current liabilities		2,452	2,305

LONG-TERM LIABILITIES:
Long-term bank loan and capital lease		2	46
Convertible loan	1c	-	1,500
Warrants related to share purchase agreement		949	-
Deferred revenue		1,928	1,928
Accrued severance pay		135	122

Total long-term liabilities		3,014	3,596

COMMITMENTS AND CONTINGENT LIABILITIES	7

EQUITY :
Rosetta Genomics Shareholders equity:
Share capital:	8
Ordinary shares of NIS 0.01 par value: 27,578,370 (unaudited) and 27,578,370 shares authorized at June 30, 2010 and December 31, 2009, respectively; 17,013,682 (unaudited) and 14,434,814 shares issued at June 30, 2010 and December 31, 2009, respectively; 16,818,311 (unaudited) and 14,239,443 shares outstanding at June 30, 2010 and December 31, 2009, respectively		39	32
Additional paid-in capital		73,048	68,174
Other comprehensive income		2	96
Deficit accumulated during the development stage		(69,174)	(61,460)

Total Rosetta Genomics shareholders' equity		3,915	6,842

Non-controlling interest		729	-

Total Equity		4,644	6,842

Total liabilities and shareholders' equity		$10,110	$12,743

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Period from March 9, 2000 (date of inception) through June 30,
	2010	2009	2010	2009	2010
	Unaudited		Unaudited		Unaudited

Revenues	$97	$31	$70	$14	$247

Cost of revenues	298	305	140	167	637

Gross loss	201	274	70	153	390

Operating expenses:
Research and development, net	3,561	3,117	1,941	1,432	38,317
Marketing and business development	2,745	2,299	1,569	1,435	13,914
General and administrative	1,583	1,499	854	749	15,714

Total operating expenses	7,889	6,915	4,364	3,616	67,945

Operating loss	8,090	7,189	4,434	3,769	68,335
Financial expenses (income), net	(538)	18	(643)	30	(1,917)

Net loss	7,552	7,207	3,791	3,799	66,418

Net loss from discontinued operation	381	1,832	381	1,621	2,975

Net loss after discontinued operation	7,933	9,039	4,172	5,420	69,393

Attributable to non controlling interest	(219)	-	(198)	-	(219)

Net loss attributable to Rosetta Genomics after discontinued operation	$7,714	$9,039	$3,974	$5,420	$69,174

Basic and diluted net loss per Ordinary share of continuing operation attributable to Rosetta Genomics' shareholders	$0.45	$0.56	$0.21	$0.28

Basic and diluted net loss per Ordinary share of discontinuing operation attributable to Rosetta Genomics' shareholders	$0.02	$0.14	$0.02	$0.12

Basic and diluted net loss per Ordinary share attributable to Rosetta Genomics' shareholders	$0.47	$0.70	$0.23	$0.40

Weighted average number of Ordinary shares used to compute basic and diluted net loss per Ordinary share	16,508,281	12,880,557	16,778,127	13,581,036

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
U.S. dollars in thousands (except share data)

	Number of Ordinary shares	Number of Preferred shares	Number of Ordinary A Shares	Capital Share		Additional paid-in capital	Receipts on Account of shares	Accumulated Other Comprehensive income	Deferred Stock compensation	Deficit Accumulated during the development stage	Non controlling interest	Total

Balance as of March 9, 2000 (date of inception)	-	-	-	$-		$-	$-	$-	$-	$-	$-	$-
Issuance of shares, net	2,522,496	-	-	6		34	-	-	-	-		40
Net loss	-	-	-	-		-	-	-	-	(145)	-	(145)

Balance as of December 31, 2000	2,522,496	-	-	6		34	-	-	-	(145)	-	(105)
Issuance of shares, net in July-December 2001	38,421	-	-	-	*)	153	-	-	-	-	-	153
Treasury shares	(195,371)	-	-	-	*)	-	-	-	-	-	-	-
Net loss	-	-	-	-		-	-	-	-	(367)	-	(367)

Balance as of December 31, 2001	2,365,546	-	-	6		187	-	-	-	(512)	-	(319)
Exercise of stock options	10,184	-	-		*)	-	-	-	-	-	-	-
Deferred stock compensation	-	-	-	-		196	-	-	(196)	-	-	-
Amortization of deferred stock compensation	-	-	-	-		-	-	-	72	-	-	72
Forfeiture of options granted to employees	-	-	-	-		(6)	-	-	6	-	-	-
Net loss	-	-	-	-		-	-	-	-	(1,582)	-	(1,582)

Balance as of December 31, 2002	2,375,730	-	-	6		377	-	-	(118)	(2,094)	-	(1,829)
Issuance of series A Preferred shares, net in July 2003	-	535,084	-	1		2,652	-	-	-	-	-	2,653
Conversion of convertible loan to series A Preferred shares in October 2003	-	621,835	-	2		2,689	-	-	-	-	-	2,691
Exercise of warrants to series A Preferred shares	-	180,850	-	-	*)	660	-	-	-	-	-	660
Exercise of stock options	37,816	-	-	-	*)	-	-	-	-	-	-	-
Deferred stock compensation	-	-	-	-		174	-	-	(174)	-	-	-
Amortization of deferred stock compensation	-	-	-	-		-	-	-	177	-	-	177
Forfeiture of options granted to employees	-	-	-	-		(22)	-	-	22	-	-	-
Expenses related to warrants granted to non-employees	-	-	-	-		194	-	-	-	-	-	194
Net loss	-	-	-	-		-	-	-	-	(2,305)	-	(2,305)

Balance as of December 31, 2003	2,413,546	1,337,769	-	9		6,724	-	-	(93)	(4,399)	-	2,241
Issuance of series B Preferred shares, net in September 2004	-	265,747	-	1		1,394	-	-	-	-	-	1,395
Issuance of Ordinary shares in May 2004	56,914	-	-	-	*)	-	-	-	-	-	-	-
Exercise of stock options	17,033	-	-	-		-	-	-	-	-	-	-
Deferred stock compensation	-	-	-	-		239	-	-	(239)	-	-	-
Amortization of deferred stock compensation	-	-	-	-		-	-	-	92	-	-	92
Forfeiture of options granted to employees	-	-	-	-		(25)	-	-	25	-	-	-
Receipts on account of shares	-	-	-	-		-	493	-	-	-	-	493
Expenses related to shares and warrants granted to non-employees	-	-	-	-		52	-	-	-	-	-	52
Net loss	-	-	-	-		-	-	-	-	(2,982)	-	(2,982)

Balance as of December 31, 2004	2,487,493	1,603,516	-	10		8,384	493	-	(215)	(7,381)	-	1,291

(*)        Represents an amount lower than $ 1.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIENCY
U.S. dollars in thousands, except share data

	Number of Ordinary shares	Number of Preferred shares	Number of Ordinary A Shares	Capital Share		Additional paid-in capital	Receipts on account of shares	Accumulated Other Comprehensive income	Deferred stock compensation	Deficit Accumulated during the development stage	Non controlling interest	Total

Balance as of December 31, 2004	2,487,493	1,603,516	-	10		8,384	493	-	(215)	(7,381)	-	1,291
Issuance of series B Preferred shares, net in February 2005	-	392,087	-	1		2,164	(493)	-	-	-	-	1,672
Conversion of shareholders loan to series B Preferred shares	-	20,802	-	-	*)	122	-	-	-	-	-	122
Exercise of stock options	55,394	-	-	-		-	-	-	-	-	-	-
Deferred stock compensation	-	-	-	-		32	-	-	(32)	-	-	-
Amortization of deferred stock compensation	-	-	-	-		-	-	-	124	-	-	124
Forfeiture of options granted to employees	-	-	-	-		(16)	-	-	16	-	-	-
Cost related to shares and warrants granted to non-employees	-	-	-	-		161	-	-	-	-	-	161
Cost related to warrants granted as finders’ fee	-	-	-	-		138	-	-	-	-	-	138
Expenses related to accelerations of vesting of stock options	-	-	-	-		12	-	-	-	-	-	12
Net loss	-	-	-	-		-	-	-	-	(5,843)	-	(5,843)

Balance as of December 31, 2005	2,542,887	2,016,405	-	11		10,997	-	-	(107)	(13,224)	-	(2,323)

Conversion of convertible loan into series B Preferred shares	-	1,033,382	-	2		6,228	-	-	-	-	-	6,230
Issuance of series C Preferred shares, net	-	1,822,422	-	4		13,292	-	-	-	-	-	13,296
Exercise of warrants to purchase series B Preferred shares in April 2006	-	76,395	-	-	*)	447	-	-	-	-	-	447
Exercise of stock options	11,148	-	-	-		-	-	-	-	-	-	-
Unrealized gain from marketable securities	-	-	-	-		-	-	3	-	-	-	3
Issuance of shares to non-employee	9,240	-	-	-	*)	61	-	-	-	-	-	61
Amortization of deferred stock compensation	-	-	-	-		-	-	-	59	-	-	59
Cancellation of restricted Ordinary shares	(1,581)	-	-	-	*)	-	-	-	-	-	-	-
Compensation related to shares and warrants granted to non-employees	-	-	-	-		177	-	-	-	-	-	177
Stock based compensation to employees	-	-	-	-		756	-	-	-		-	756
Net loss	-	-	-	-		-	-	-	-	(7,067)	-	(7,067)

Balance as of December 31, 2006	2,561,694	4,948,604	-	17		31,958	-	3	(48)	(20,831)	-	11,099

(*)        Represents an amount lower than $ 1.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIENCY
U.S. dollars in thousands, except share data

	Number of Ordinary shares	Number of Preferred shares	Number of Ordinary A Shares	Capital Share		Additional paid-in capital		Accumulated other comprehensive income	Deferred stock compensation	Deficit accumulated during the development stage	Non controlling interest	Total

Balance as of December 31, 2006	2,561,694	4,948,604	-	17		31,958		3	(48)	(20,831)	-	11,099
Conversion of Ordinary shares into Ordinary A share	(2,159,126)	-	2,159,126	-		-		-	-	-	-	-
Adjustment from conversion into ordinary shares	-	306,962	(306,962)	-		-		-	-	-	-	-
Conversion into Ordinary shares	7,107,730	(5,255,566)	(1,852,164)	-		-		-	-	-	-	-
Issuance of ordinary shares, net of issuance cost of 2,066	4,312,500	-	-	10		25,998		-	-	-	-	26,008
Exercise of Stock options	83,999	-	-	-	*)	41		-	-	-	-	41
Exercise of Warrants	3,947	-	-	-	*)	-	*)	-	-	-	-	-
Amortization of deferred stock compensation	-	-	-	-		-		-	33	-	-	33
Forfeiture of options granted to employees	-	-	-	-		(15)		-	15	-	-	-
Stock based compensation to non-employees	-	-	-	-		155		-	-	-	-	155
Stock based compensation to employees	-	-	-	-		847		-	-	-	-	847
Unrealized gain from marketable securities and hedging activities	-	-	-	-		-		83	-	-	-	83
Net loss	-	-	-	-		-		-	-	(14,661)	-	(14,661)

Balance as of December 31, 2007	11,910,744	-	-	27		58,984		86	-	(35,492)	$-	23,605
Exercise of Stock options	31,527	-	-	-	*)	33		-	-	-	-	33
Issuance of shares	229,661	-	-	-	*)	1,000		-	-	-	-	1,000
Stock based compensation to non-employees	-	-	-	-		70		-	-	-	-	70
Stock based compensation to employees	-	-	-	-		938		-	-	-	-	938
Unrealized gain from marketable securities and hedging activities	-	-	-	-		-		(83)	-	-	-	(83)
Net loss	-	-	-	-		-		-	-	(9,463)	-	(9,463)

Balance as of December 31, 2008	12,171,932	-	-	27		61,025		3	-	(44,955)	$-	16,100
Exercise of Stock options	2,511	-	-	-	*)	-		-	-	-	-	- *)
Issuance of shares	2,000,000	-	-	5		5,725	**)	-	-	-	-	5,730
Stock based compensation to non-employees	-	-	-	-		52		-	-	-	-	52
Stock based compensation to employees	65,000	-	-	-		1,372		-	-	-	-	1,372
Unrealized gain from marketable securities	-	-	-	-		-		93	-	-	-	93
Net loss	-	-	-	-					-	(16,505)		(16,505)
Balance as of December 31, 2009	14,239,443	-	-	32		68,174		96	-	(61,460)	-	6,842

Exercise of Stock options	48,868	-	-	-	*)	-		-	-	-	-	- *)
Issuance of shares	2,530,000	-	-	7		3,205	***)	-	-	-	-	3,212
Stock based compensation to non-employees	-	-	-	-		13		-	-	-	-	13
Stock based compensation to employees	-	-	-	-		404		-	-	-	-	404
Unrealized gain from marketable securities and hedging activities	-	-	-	-		-		(94)	-	-	-	(94)
Rosetta Green’s establishment	-	-	-	-		1,252		-	-	-	248	1,500
Rosetta Green Stock based compensation to employees	-	-	-	-		-		-	-	-	700	700
Net loss	-	-	-	-		-		-	-	(7,714)	(219)	(7,933)

Balance as of June 30, 2010	16,818,311	-	-	$39		$73,048		$2	$-	$(69,174)	$729	$4,644

*)         Represents an amount lower than $ 1.
**)       Net of deferred stock compensation in an amount of $570 and deferred revenues in an amount of $1,700
***)     Net of $411K issuance cost

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,		Period from March 9, 2000 (date of inception) through June 30,
	2010	2009	2010
	Unaudited		Unaudited
Cash flows from operating activities:

Net loss	$(7,714)	$(9,039)	$(69,174)
Loss from discontinued operations	381	1,832	2,975
Non controlling interest	(219)	-	(219)

Loss from continuing operation	(7,552)	(7,207)	(66,418)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	218	168	1,663
Foreign currency adjustments and bank loans	10	4	(37)
Amortization of discount on convertible loan	-	-	529
Interest on short-term bank deposit	(25)	(6)	(328)
Capital loss on sale of property and equipment	-	3	59
Accrued severance pay, net	2	(357)	31
Stock-based compensation to employees	404	514	4,886
Stock-based compensation to non-employees	13	31	1,012
Capital loss (gain) from sale of marketable securities	7	3	(5,816)
Impairments of investments in marketable securities	-	-	5,640
Revaluation of Warrants related to share purchase agreement	(488)	-	(488)
Increase in trade receivable	(59)	(31)	(131)
Increase in other accounts receivable and prepaid expenses	248	(1,051)	(810)
Increase (decrease) in trade payables	195	319	849
Rosetta Green stock-based compensation to CEO	700	-	700
Increase in deferred revenues	-	1,700	1,928
Increase (decrease) in other accounts payable and accruals	(31)	(213)	1,497

Net cash used in operating activities from continuing operation	(6,358)	(6,123)	(55,234)
Net cash used in operating activities from discounted operation	(381)	380	51

Net cash used in operating activities	(6,739)	(5,743)	(55,183)

Cash flows from investing activities:
Purchase of property and equipment	(378)	(81)	(3,156)
Proceeds from sale of property and equipment	-	1	63
Decrease (Increase) in bank deposits	2,024	(7,480)	(817)
Purchase of marketable securities and long-term investments	-	(1,194)	(82,168)
Proceeds from sale of marketable securities and long-term investments	-	420	79,691
Increase (decrease) in restricted cash	84	(535)	(992)
Sale of Parkway	-	(35)	(35)

Net cash provided by investing activities from continuing operation	1,730	(8,904)	(7,414)
Net cash used in investing activities from discontinued operation	-	(12)	(2,127)

Net cash provided by investing activities	1,730	(8,916)	(9,541)

Cash flows from financing activities:

Repayment of capital lease	(71)	(51)	(536)
Receipt of long-term bank loan and capital lease	5	-	853
Repayment of long-term bank loan	-	(9)	(119)
Issuance of convertible loan	-	750	10,040
Issuance of shares, net	4,649	6,118	56,159
Exercise of warrants and options	-	-	1,181

Net cash provided by financing activities from continuing operation	4,583	6,808	67,578
Net cash provided by financing activities from discounted operation	-	24	49

Net cash provided by (used in) financing activities	4,583	6,832	67,627

Increase (decrease) in cash and cash equivalents	(426)	(7,827)	2,903
Cash and cash equivalents at beginning of period	3,329	13,811	-

Cash and cash equivalents at end of period	$2,903	$5,984	$2,903

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,		Period from March 9, 2000 (date of inception) through June 30,
	2010	2009	2010
	Unaudited		Unaudited

Supplemental disclosure:

(a) Non-cash transactions:

Conversion of convertible loan	$1,252	$-	$7,482

(b) Cash paid during the period for:

Interest	$-	$-	$20

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Rosetta Genomics Ltd. ("the Company") commenced operations on March 9, 2000. The Company develops microRNA-based diagnostic and therapeutic products. The Company is focused on developing and commercializing these products, establishing strategic alliances with leading biotechnology and pharmaceutical companies, and establishing and maintaining a strong intellectual property position in the microRNA field.

b.
The Company holds a wholly-owned subsidiary in the U.S., Rosetta Genomics Inc. The principal business activity of the subsidiary is to expand the research, development and the business development of the Company in the U.S.

c.
On September 24, 2008, the Company signed a convertible note agreement with private investors ("Purchasers") in an initiative for development of microRNA-based algae feedstocks for biofuels. The Company intended to establish a separately operated business unit by forming a wholly owned Israeli subsidiary to be named Rosetta Green Ltd ("RG"). During 2008 and 2009 the Purchasers purchased convertible notes in a total amount of $ 1,500. The notes were to convert into a number of RG Ordinary shares, nominal value NIS 0.01, once RG it was established, reflecting a fully-diluted pre-money valuation of RG equal to $ 5,000.

On February 4, 2010, the Company established RG, as a wholly-owned subsidiary. The principal business of RG is to leverage the Company's capabilities into the areas of cleantech and plant biotech by using the proprietary microRNA technologies to develop plants and algae more suitable for various applications such as improved feedstocks for biofuels and advanced agriculture.

Upon RG establishment, and according to the agreement terms, the Convertible notes in the amount of $1,500 were converted into RG Ordinary shares.  As a result of the conversion the Company holdings in the RG decreased to 76%. The Company recorded $1,252 as additional paid in capital in result of the conversion of the notes.

d.
The Company is in the development stage and, as such, its ability to continue to operate is dependent on the completion of the development of its products, the ability to market and sell its products and additional financing until profitability is achieved. In the course of such activities, the Company has sustained operating losses and expects such losses to continue in the foreseeable future. The Company's accumulated deficit as of June 30, 2010 is $ 69,662 (unaudited).

The Company is addressing its liquidity issues by implementing initiatives to allow the coverage of budget deficit. Such initiatives include a potential equity financing and costs reduction. There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed for the long-term development and commercialization of its products.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern beyond 2011. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

e.
In January 2010, the Company completed a registered direct offering with several institutional investors. The Company received proceeds of approximately $ 4.65 million net of placement agent fees and other offering expenses. Under the terms of the financing the Company sold 2,530,000 units, consisting of an aggregate of 2,530,000 Ordinary shares and warrants to purchase 1,265,000 additional Ordinary shares. Each unit, consisting of one Ordinary share and a 0.50 warrant to purchase an Ordinary share, was sold for a purchase price of $ 2.00. In addition, the Company granted additional warrants to service provider to purchase up to 80,643 Ordinary shares.

The exercise price of the warrants is $ 2.5 per Ordinary share. The warrants are exercisable for a period of five years.

In the financial statements as of and for the six months ended June 30, 2010, which were included in the Form 6-K filed on September 29, 2010, the Company accounted for the Warrants as equity instruments.  The Company has, however, reassessed the accounting classification of the Warrants under ASC 815 “Derivatives and Hedging — Contracts in Entity’s Own Equity,” based on certain terms of the Warrants and concluded that the Warrants should have originally been recorded as liabilities, measured at fair value each reporting period until they will be exercised or expired, with changes in the fair values being recognized in the Company’s statement of operations as financial income or expense. The Company accounted for the change as a correction of an error.

In January 2010 the warrants fair value was estimated to be $1,437. As of June 30, 2010, the fair value of the warrants amounted to $949.

As a result of the above error, the Company has restated its consolidated balance sheet as of June 30, 2010 and consolidated statements of operations and changes in shareholders’ equity for the six-month and three-month periods ended of June 30, 2010.The adjustments relate primarily to increase in long term liabilities in connection with warrants in the amount of $949, decrease in total shareholders' equity in the amount of $949 as of June 30, 2010, increase in finance income in the amount of $634 and $488 for the three and six month periods ended June 30, 2010, respectively, decrease in net loss in the amount of $634 and $488 for the three and six month periods ended June 30, 2010, respectively, and decrease in basic and diluted net loss per Ordinary share attributable to Rosetta Genomics' shareholders in the amount of $0.04 and $0.03 for the three and six months ended June 30, 2010, respectively.

f.	Sale of Parkway Clinical Laboratories, Inc. ("Parkway")

Parkway, which was acquired by the Company in 2008, is a national, full-service Clinical Laboratories Improvement Amendments ("CLIA") certified clinical laboratory Service Company, which specializes in oral drug screening in the workplace environment and genetics testing services.

Subsequent to obtaining the CLIA certification for the Company's laboratory in Philadelphia, Pennsylvania, on May 18, 2009, the Company sold Parkway, in a management buy-out for up to a maximum amount of $ 2,500, to be paid as a fixed percentage of revenues (15%) over six years and minimum price of $ 750. As a result of the transaction the controlling interests in Parkway were transferred to the buyer, as well as all the risks. Accordingly, the Company has no future liabilities or obligation related to Parkway. As of the transaction date, the fair value of the estimated future consideration was $ 759. During the six months ended June 30, 2010 and the year ended 2009, the Company received an amount of $ 148 and $ 76, respectively, in respect of this consideration.

As of June 30, 2010, and December 31, 2009, the Company revalued the fair value of the estimated future consideration to $ 436 (unaudited) and $ 773, respectively, out of which $ 192 and $ 292 is recorded as short-term other accounts receivable as of June 30, 2010, and December 31, 2009, respectively, and $ 244 and $ 481 is recorded as long-term other accounts receivable as of June 30, 2010, and December 31, 2009, respectively. As a result of the revaluation, the Company recorded a loss of $ 381, attributed to discontinued operations, and an amount of $ 20 which was attributed to financial income in the six months ended June 30, 2010.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2010, are not necessarily indicative of the results that may be expected for the year ended December 31, 2010.

The condensed consolidated balance sheet at December 31, 2009, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements.

The unaudited condensed interim financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2009, included in the Company's Annual Report on Form 20-F, filed with the SEC on March 26, 2010.

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the financial statements of the Company as of December 31, 2009, are applied consistently in these financial statements.

In October 2009, the FASB issued ASU 2009-13, "Revenue Recognition (ASC Topic 605) Multiple-Deliverable Revenue Arrangements" (ASU 2009-13). ASU 2009-13 amends the criteria in ASC Subtopic 605-25, "Revenue Recognition-Multiple-Element Arrangements", for separating consideration in multiple-deliverable arrangements. This update addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 modifies the requirements for determining whether a deliverable can be treated as a separate unit of accounting by removing the criteria that verifiable and objective evidence of fair value exists for the undelivered elements. This guidance eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: a) vendor-specific objective evidence; b) third-party evidence; or c) estimates. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company has chosen not to early adopt ASU 2009-13.

NOTE 4:-	FAIR VALUE MEASUREMENT

In accordance with ASC 820, "Fair Value Measurements and Disclosures" (originally issued as SFAS 157), the Company measures its marketable securities at fair value based on quoted market price. Marketable securities are classified within level 2. This is because these assets are valued using quoted market prices for similar assets or alternative pricing sources and models utilizing market observable inputs. The Company valued the level 3 other accounts receivable, which resulted from the fair value of Parkway's estimated future consideration based on a valuation using the discounted cash flow model. Unobservable inputs used in this model are significant to the fair value of the asset.

NOTE 5:-	SHORT-TERM BANK DEPOSIT

Short-term bank deposits are with maturities of more than three months from deposit day but less than one year. The deposits are in dollars and are presented at their cost, including accrued interest. The deposits bear interest at rates between 0.8%- 1.34% annually.

NOTE 6:-	MARKETABLE SECURITIES

As of June 30, 2010 and December 31, 2009, the Company holds $ 2,649 and $ 2,756 in marketable securities, respectively, designated as available-for-sale.

Accordingly, the balance of these available-for-sale securities as of December 2009 is stated at fair value, with realized gains and losses reported in accumulated other comprehensive income (loss).

	Amortized cost	Accrued interest	Unrealized gains	Market value
Available-for-sale:
June 30, 2010 (unaudited):
Israeli government bonds	$2,632	$15	$2	$2,649

December 31, 2009:
Israeli government bonds	$2,629	$31	$96	$2,756

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7: -	COMMITMENTS AND CONTINGENT LIABILITIES

a.
In May 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for diagnostic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement will be approximately $ 840 until 2029. During the six months ended June 30, 2010 (unaudited) and the year ended December, 31, 2009 the Company paid fees in the amount of $ 47 and $ 47, respectively, to the third party. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use. During the year ended December 31, 2009, the Company accrued fees due to the grant of a sublicense under this agreement in the amount of $ 16.

b.
In June 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company licensed from this third party the rights to its proprietary microRNAs for diagnostic purposes. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenue from any sublicense. The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement will be approximately $ 479 until 2022. During the six months ended June 30, 2010 and the year ended December, 31, 2009, the Company paid fees in the amount of $ 22 (unaudited) and $ 13, respectively, to the third party. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use.

During the year ended December 31, 2009, the Company accrued fees due to the grant of a sublicense under this agreement in the amount of $ 322.

c.
In August 2006, the Company signed a royalty-bearing, exclusive, worldwide license agreement with a third party. Under this agreement, the Company has exclusively licensed from this third party the rights to its proprietary microRNAs for all fields and applications including a limited right to sublicense. In consideration of this license, the Company paid an initiation fee and will pay minimum annual royalties, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that the aggregate minimum royalties over the term of this agreement will be approximately $ 2,250 until 2032. During the six months ended June 30, 2010 and the year ended December 31, 2009, the Company paid fees in the amount of $ 25 (unaudited) and $ 25, respectively, to the third party. During the six months ended June 30, 2010, the Company accrued fees due to patent licensing under this agreement in the amount of $ 14.The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7: -	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.
In December 2006, the Company signed a royalty-bearing, non-exclusive, worldwide license agreement with a third party. Under this agreement the Company licensed from the third party its proprietary microRNAs for research purposes. In consideration of this license, the Company will pay an initiation fee and will be required to pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicenses. The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement will be approximately $ 258 until 2022. During the six months ended June 30, 2010 and the year ended December, 31, 2009, the Company paid fees in the amount of $ 27 (unaudited) and $ 19, respectively, under this agreement. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have an alternative future use.

e.
In May 2007, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company has licensed from this third party the rights to its proprietary microRNAs for therapeutic purposes including a limited right to sublicense. In consideration of this license, the Company paid an initiation fee and will pay a fixed annual license maintenance fee, payments based on milestones and royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that the minimum aggregate maintenance fees over the term of this agreement will be approximately $ 630 until 2029. During the six months ended June 30, 2010 and the year ended December, 31, 2009, the Company paid fees in the amount of $ 30 (unaudited) and $ 35, respectively, to the third party. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use.

f.
In January 2008, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for research purposes including a limited right to sublicense. In consideration of this license, the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement will be approximately $ 420 until 2029. During the six months ended June 30, 2010, and during the year ended December, 31, 2009 the Company paid fees in the amount of $40 (unaudited) and $ 40, respectively, to the third party. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use.

g.
Under the BIRD royalty-bearing program, the Company is not obligated to repay any amounts received from BIRD if the development work being carried out by the Company does not continue beyond the investigational new drug ("IND") stage. If the development work which is being carried out by the Company continues beyond the IND stage, the Company is required to repay BIRD 100% of the grant that the Company received provided that the repayment to BIRD is made within the first year following project completion. For every year that the Company does not make these repayments, the amount to be repaid incrementally increases up to 150% in the fifth year following project completion. All amounts to be repaid to BIRD are linked to the U.S. consumer price Index.

As of June 30, 2010, the Company had received $ 484 (unaudited) from BIRD, which was offset against research and development expenses. As of June, 30 2010, no liability was recorded since the Company did not reach technological feasibility for this project.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7: -	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

h.	Litigation

On May 10, 2010, Prometheus Laboratories Inc. (“Prometheus”) initiated arbitration proceedings under the License Agreement, dated April 10, 2009, by and between the Company and Prometheus (the “License Agreement”) in the International Court of Arbitration to resolve a dispute relating to the scope and funding of the development plan for the development program set forth in the License Agreement (the “Arbitration Proceeding”).  On May 12, 2010, the Company delivered a notice of material breach of the License Agreement to Prometheus, alleging that Prometheus failed to comply with its obligations under the License Agreement (i) to fund and implement the development program; and (ii) to use commercially reasonable efforts to commercialize the three diagnostic tests licensed to Prometheus pursuant to the License Agreement.  In response, on May 12, 2010, Prometheus issued a notice to the Company alleging that the Company had made material misrepresentations in connection with the Stock Purchase Agreement, dated April 10, 2009, between the Company and Prometheus and demanding rescission of the securities purchased by Prometheus under the Stock Purchase Agreement (the “Rescission Demand”).

On June 28, 2010, the Company responded to Prometheus’ arbitration demand and filed its counterclaims in the Arbitration Proceeding, alleging the same material breaches set forth in its May 12, 2010 notice of material breach.  In its counterclaim, the Company requested that the arbitral tribunal declare the License Agreement to be terminated or rescinded on the grounds of Prometheus’ material breaches, and further requested that the tribunal award money damages to the Company, in an amount to be determined in the Arbitration Proceeding.  That same day, the Company also sent a termination notice to Prometheus, confirming that if Prometheus failed to cure its material breaches, the Company would deem the License Agreement as terminated on and as of July 12, 2010.  On July 1, 2010, the Company and Prometheus entered into a standstill agreement, deferring the effectiveness of the Company’s termination of the License Agreement.  The Company anticipates that this standstill agreement will remain effective until the conclusion of the Arbitration Proceeding. The Company anticipates that a hearing on the merits of the Arbitration Proceeding will be held in early 2011.

The Company denies liability and is vigorously pursuing its claims and defenses against Prometheus. Currently, the Company didn't provide any accrual in the financial statement in respect of this matter.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 8:-	STOCK-BASED COMPENSATION

A summary of the Company's stock option activity and related information for the six months ended June 30, 2010, is as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)

Outstanding at January 1, 2010	2,432,707	$3.14
Granted	58,500	$2.12
Exercised	48,868	$-
Forfeited	189,267	$4.62

Outstanding at June 30, 2010 (unaudited)	2,253,072	$3.13	7.82

Exercisable at June 30, 2010 (unaudited)	1,116,062	$3.63	5.04

A summary of the Company's stock option activity and related information for the three months ended June 30, 2010, is as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)

Outstanding at April 1, 2010 (unaudited)	2,422,522	$3.13
Granted	-	-
Exercised	48,140	$-
Forfeited	121,310	$4.44

Outstanding at June 30, 2010 (unaudited)	2,253,072	$3.13	7.82

Exercisable at June 30, 2010 (unaudited)	1,116,062	$3.63	5.04

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 8:-	STOCK-BASED COMPENSATION (Cont.)

The following table sets forth the total stock-based compensation expense resulting from stock options granted to employees and directors included in the Company's consolidated statement of operations:

	Six months ended June 30,		Three months ended June, 30
	2010	2009	2010	2009
	Unaudited		Unaudited

Research and development cost	$114	$133	$55	$70
Cost of revenues	3	-	3	-
Marketing and business development expenses	119	162	96	60
General and administrative expenses	168	219	39	121

Total stock-based compensation expense	$404	$514	$193	$251

The following table sets forth the total stock-based compensation expense resulting from stock options granted to non-employees included in the Company's consolidated statement of operations:

	Six months ended June 30,		Three months ended June, 30
	2010	2009	2010	2009
	Unaudited		Unaudited

Research and development cost	$13	$31	$5	$17

Total stock-based compensation expense	$13	$31	$5	$17

The assumptions used in the model for options granted to employees during the six and three months ended June 30, 2010 and 2009 were as follows:

	Six months ended June 30,		Three months ended June, 30
	2010	2009	2010	2009
	Unaudited		Unaudited

Dividend yield	0%	0%	0%	0%
Expected volatility	61%	75%	61%	75%
Risk-free interest	3.13%	2.71%	3.13%	2.81%
Expected life	6.25 years	6.25 years	6.25 years	6.25 years

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 8:-	STOCK-BASED COMPENSATION (Cont.)

In May 27, 2010, RG granted its Chief Executive Officer (“CEO”) options to purchase 1,300,000 Ordinary shares of RG (the "Options"), of which 433,336 options are vested immediately and 36,111 options will vest at the end of each month of employment commencing on the 13th month of the grant date. 650,000 options were granted at an exercise price of zero US dollars while the other 650,000 options were granted at an exercise price equal to US$ 1.00 per share, and will be exercisable for a period of ten years from their vesting. The vesting of the Options shall accelerate and the Options shall become exercisable in full immediately upon a merger and acquisition transaction or termination of the CEO’s employment by RG or the Company anytime during the three months period before the occurrence of a merger and acquisition transaction. The Company recorded an expense in the amount of $700 in respect of the amortization of the fair value of these Options granted in the six months ended June 30, 2010 (unaudited).

The fair value of Stock-based awards to the CEO of RG was estimated using the Black-Scholes option valuation model. The fair value assigned to the Ordinary share of RG in order to calculate the fair value of the grant, was determined primarily by management and the Board of Directors. In determining fair value, management has considered a number of factors, including a third party valuation.

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